Direct Phone Number +1 212-659-4974

rick.werner@haynesboone.com

December 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Steve Lo Craig Arakawa George K. Schuler Michael Purcell Loan Lauren Nguyen

Re:	U.S. GoldMining Inc.
Draft Registration Statement on Form S-1
Submitted November 4, 2022
CIK No. 0001947244

Ladies and Gentlemen:

This letter is submitted on behalf of U.S. GoldMining Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 1, 2022 (the “Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on November 4, 2022 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR a confidential amendment to the Registration Statement (“Amendment No. 1”), responding to the Staff’s comments in the Comment Letter and updating the Registration Statement.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in italic type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No. 1 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Form S-1

Summary

Overview, page 1

1.	We note the disclosure that you are an exploration stage company and your sole project is currently the Whistler Project. Please further balance your disclosure by clarifying here that you have no operating revenues, and do not anticipate generating operating revenues for the foreseeable future. We note your disclosure at page 20.

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been revised and the Overview subsection of Amendment No. 1 indicates that the Company has no operating revenues and does not anticipate generating operating revenues for the foreseeable future. Please see page 8 of Amendment No. 1.

Haynes and Boone, LLP	30 Rockefeller Plaza | 26th Floor | New York, NY 10112 T: 212.659.7300 | haynesboone.com

U.S. Securities and Exchange Commission December 22, 2022 Page 2

Risk Factors, page 17

2.	We note your disclosure that you rely on financing by way of an inter-company agreement with GoldMining Inc. to fund your activities. Please revise your risk factors to disclose you are reliant on this financing agreement, and the potential consequences if the financing is interrupted or terminated.

The Company acknowledges the Staff’s comment and advises the Staff that the inter-company agreement between the Company and its parent company, GoldMining Inc., will expire upon the earlier of (i) the completion of the offering contemplated by the Registration Statement and (ii) November 22, 2023. Because the agreement will not be in place at the time of the offering contemplated by the Registration Statement, the Company will, in addition to the capital raised in the offering contemplated by the Registration Statement, require additional financing to fund exploration and, if warranted, development and production of minerals.

Amendment No. 1 contains a revised risk factor indicating that until the offering contemplated by the Registration Statement is complete, the Company will be funded by the inter-company agreement between the Company and its parent company, and after that, the Company may need to obtain additional outside funding. Please see page 20 of Amendment No. 1.

3.	Please revise your disclosures to disclose if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

The Company acknowledges the Staff’s comment and advises the Staff that a risk factor relating to the effect inflationary pressures may have on the Company’s operations has been added in Amendment No. 1. Please see page 28 of Amendment No. 1.

Business Overview, page 45

4.	We note your disclosure on page F-16 that in October 2022 you incorporated U.S. Goldmining Canada, Inc., a wholly owned subsidiary organized under the laws of British Columbia. Please describe the business intended to be conducted by your subsidiary, and whether U.S. Goldmining Canada has any operations and owns any assets.

The Company acknowledges the Staff’s comment and advises the Staff that US GoldMining Canada Inc. was formed solely to facilitate the payment of compensation to the Company’s Canadian employees and directors and the Company does not intend to change US GoldMining Canada Inc.’s purpose.

Project Description, Location and Access, page 49

5.	Please disclose the total cost or book value of your material property as required by Item 1304(B)(2)(iii) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been amended and Amendment No. 1 now includes the total cost of $1.32 million. Please see page 49 of Amendment No. 1.

U.S. Securities and Exchange Commission December 22, 2022 Page 3

Mineral Resources Estimates, page 53

6.	Please revise your resource summaries to clarify your Net Smelter Return (NSR) is the internal or marginal cutoff grade and mining costs are not included in your open pit resource NSR calculations. In addition, please disclose your underground mining costs and explain whether your underground NSR is a breakeven or internal/marginal NSR. See Item 601(B)(96)(iii)(b)(11)(iii) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the staff that the resource summaries in Amendment No.1 have been revised to indicate that cutoff values for open pit mining are based on the combined processing and general and administration costs of $10.50/tonne processed and this is the marginal cutoff for which mining costs are excluded. Similarly, resource summaries in Amendment No.1 have been revised to indicate the marginal cutoff value for underground mining is based on processing and general and administration costs plus an additional $14.50/tonne to account for a bulk underground mining method. Please see page 53 of Amendment No. 1 and pages 12 and 124 of Exhibit 96.1 to Amendment No. 1.

Executive Compensation, page 74

7.	We note your disclosure that your former President was not separately compensated for his services, and your Chief Executive Officer and Chief Financial Officer do not have compensation agreements or receive a base salary directly from the Company. Please disclose all compensation paid to the Executive Officers, even if they were compensated indirectly for their services. See Item 402(n)(2) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that Regulation S-K Compliance & Disclosure Interpretation 217.01 describes circumstances in which disclosure of compensation might not be appropriate in the context of an IPO of a spun-off company. The C&DI makes clear that the requirement to disclose compensation is a facts and circumstances determination and that among the factors to be considered are whether the registrant was a reporting company or a separate division before the separation, as well as its continuity of management. For example, where before and after the spin-off the executive officers of the subsidiary were the same, provided the same type of services to the subsidiary and provided no services to the parent, C&DI 217.01 indicates that disclosure likely would be required but that, by contrast, where the parent company spins off a newly formed subsidiary consisting of portions of several different parts of the parent’s business and having new management, it is more likely that the spin-off could be treated as the IPO of a new “spun-off” registrant.

The Company believes that in light of the circumstances, the rationale of C&DI 217.01 does not require historical compensation disclosure in the Registration Statement.

GoldMining, the Company’s parent company, holds and operates a diversified portfolio of eleven resource-stage gold and gold-copper projects in Canada, the United States, Brazil, Colombia and Peru. GoldMining is run through a centralized management group that oversees all portfolio projects, including the Whistler Project, which is the only asset of the Company. The Company’s sole purpose from its formation in 2015 has been to hold the Whistler Project.

U.S. Securities and Exchange Commission December 22, 2022 Page 4

Until September 2022, when the Company appointed Tim Smith as Chief Executive Officer and President of the Company and Pat Obara as Chief Financial Officer of the Company in anticipation of the IPO, the only executives of the Company were Garnet Dawson, who served as President and Mr. Obara, who served as Secretary and Treasurer. Both Mr. Dawson and Mr. Obara carried out only required corporate governance tasks for the Company as part of their positions with GoldMining during this time period and were not separately compensated for their roles with the Company. Mr. Dawson departed from the Company in September 2022, and from the Company’s formation through March 2021 (when he retired from GoldMining), he also served as Chief Executive Officer of GoldMining. Mr. Obara has served, and continues to serve, as GoldMining’s Chief Financial Officer since January 2011.

The roles of Mr. Smith and Mr. Obara with the Company changed as of their appointment to new positions in anticipation of the IPO. Prior to his appointment as Chief Executive Officer and President of the Company, Mr. Smith’s role with the Company was limited to assistance with exploration activities as part of his duties as Vice President, Exploration with the parent company, GoldMining. After his appointment as Chief Executive Officer and President of the Company, Mr. Smith’s role with the Company expanded to include providing overall financial and operational guidance and leadership. Likewise, Mr. Obara’s role with the Company expanded upon his appointment as Chief Financial Officer. Mr. Obara’s new position, in conjunction with the Company’s need to produce standalone financial statements and implement accounting procedures appropriate for an independent, publicly traded company in anticipation of the IPO has resulted in Mr. Obara assuming the role of managing the finance and accounting of the Company in a manner and to an extent not required of him when he served only as Chief Financial Officer of GoldMining and as Secretary and Treasurer of the Company.

Further demonstrating satisfaction of the C&DI 217.01 analysis, both Mr. Smith and Mr. Obara provide, and are expected to continue to provide, services to GoldMining as Vice President, Exploration, and Chief Financial Officer, respectively.

C&DI 217.03 also supports the conclusion that no historical compensation disclosure is required in the Registration Statement. C&DI 217.03 explains that where, as here, a subsidiary of a public company is going public and where, as here, the officers of the subsidiary previously were officers of the parent, and in some cases all of the work that they did for the parent related to the subsidiary, the registration statement of the subsidiary would not be required to include compensation previously awarded by the parent corporation. In the present situation, unlike C&DI 217.03, the officers of the Company have performed, and continue to perform, services for the parent company.

Under such circumstances the Company believes that no historical compensation disclosure for Messrs. Smith and Obara is required under a C&DI 217.01 and C&DI 217.03 analysis.

Exhibit 96.1 Whistler

Property Geology, page ES-6

8.	Please provide a stratigraphic column of the local geology as required by Item 601(B)(96)(iii)(b)(6)(iii) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that Exhibit 96.1 of Amendment No. 1 contains an updated version of the technical report summary titled “S-K 1300 Technical Report Summary Initial Assessment for the Whistler Project, South Central Alaska” prepared by Moose Mountain Technical Services with a revised date of issue of December 16, 2022 (the “Updated Summary Report”). The Updated Summary Report contains a stratigraphic column of the local geology as required by Item 601(B)(96)(iii)(b)(6)(iii) of Regulation S-K. Please see page 31 of Exhibit 96.1 to Amendment No. 1.

U.S. Securities and Exchange Commission December 22, 2022 Page 5

Exhibit 96.1 Whistler

Mineral Resource Estimate, page ES-11

9.	Please revise your resource summaries in your exhibit to clarify your NSR is the internal or marginal cutoff grade and mining costs are not included in your open pit resource NSR calculations. In addition, please disclose your underground mining costs and explain whether your underground NSR is a breakeven or internal/marginal NSR. See Item 601(B)(96)(iii)(b)(11)(iii) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the staff that the Updated Summary Report indicates that cutoff values for open pit mining are based on the combined processing and general and administration costs of $10.50/tonne processed and this is the marginal cutoff for which mining costs are excluded. Similarly, the Updated Summary Report indicates the marginal cutoff value for underground mining is based on processing and general & administration costs plus an additional $14.50/tonne to account for a bulk underground mining method. Please see page 53 of Amendment No. 1 and pages 12 and 124 of Exhibit 96.1 to Amendment No. 1.

10.	We note you use a 3% NSR royalty in the resource section for your cutoff grade determination. However, on page 14, Gold Royalty U.S. Corp has a 2.75% NSR pursuant to an assignment agreement dated January 11, 2021 with a further 1% NSR royalty pursuant to a royalty agreement on the same date, while acknowledging that a portion of these royalties may be repurchased. Please disclose the reasoning for the selecting the 3% royalty.

The Company acknowledges the Staff’s comment and advises the Staff that MF2, LLC (“MF2”) holds a 2.75% NSR royalty on the Whistler Project and Gold Royalty U.S. Corp. holds a 1.0% NSR royalty on the Whistler Project. Gold Royalty U.S. Corp. also holds royalty buy back rights of a 0.75% NSR royalty from MF2 for $5,000,000.

In line with industry practice, the Company expects to renegotiate and/or buy back a portion of the existing royalties on the Whistler Project. As such, for the purposes of the cutoff grade determination, the Company has assumed the repurchase and/or elimination of 0.75% of the existing royalties to yield a net NSR royalty of 3.0%. Such determination was based upon management’s experience with similar developments and an expectation that a financing arrangement coinciding with any production decision will involve negotiation of existing royalties. The Company has had preliminary discussions with one of the existing royalty holders and the Company believes the royalty holder is amenable to such a transaction in connection with the progression of the project. Accordingly, the Company believes it is reasonable to assume that it will repurchase or eliminate 0.75% of the existing royalties. In addition, in preparing the mineral resource estimate and selecting the cutoff grade, a sensitivity analysis was conducted by the author of the Updated Summary Report. Based on such analysis, utilizing a higher 3.75% NSR royalty rate in determining a cutoff grade would not materially impact the estimates contained therein and would be de minimis (approx. 0.7% differential of total metal in the Whistler pit on a gold equivalent basis). As a result, a 3.0% NSR was determined to be a reasonable royalty level for the purposes of the cutoff grade determination. Please see pages 12 and 124 of Exhibit 96.1 to Amendment No. 1.

General

11.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

The Company acknowledges the Staff’s comment and advises the Staff that neither the Company nor anyone authorized to act on the Company’s behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at 212-659-4974.

Very truly yours,

/s/ Rick Werner
Rick Werner, Esq.

cc:	Tim Smith, U.S. GoldMining Inc. Bruce Newsome, Esq., Haynes and Boone, LLP